SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2008

(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Rua Gomes de Carvalho 1,629
Vila Olímpia
05457-006 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

GOL LINHAS AÉREAS INTELIGENTES S.A.

C.N.P.J. n.º 06.164.253/0001 -87
N.I.R.E. 35.300.314.441

MINUTES OF THE MEETING OF THE BOARD OF DIRECTORS
HELD ON APRIL 25, 2008

Date, Time and Place: April 25, 2008, at 03:00 p.m., on Rua Gomes de Carvalho, nº 1.629, Meeting Room of the Board of Directors of Gol Linhas Aéreas Inteligentes S.A., Vila Olímpia, in the Capital of the State of São Paulo (“Company”). Attendance: the members of the Board of Directors of the Company. Chairmanship: Chairman: Mr. Constantino de Oliveira Jr., who invited me, Henrique Constantino to act as secretary of the meeting. Calling: Waived, due to the attendance of all the members of the Board of Directors. Agenda: To adopt resolutions on: (i) approval of the financial statements related to the first quarter of the corporate year, duly audited by Ernst & Young Auditores Independentes (“Ernst & Young”); and (ii) approval of the proposal of the Management to pay quarterly intercalary dividends related to the first quarter of fiscal year 2008. Resolutions taken: After necessary clarifications, and the analysis of the financial statements and other matters herein, and considering the Audit Committee’s recommendation, by unanimous voting, it was approved: (i) the financial statements related to the first quarter of the corporate year of 2008. Therefore, such financial statements, duly approved and initialized by the Presiding Board, will be filed at the Company’s headquarter and will be published within legal term (ii) the distribution of quarterly intercalary dividends to the shareholders, in the amount of thirty six million, four hundred and fourteen thousand, one hundred and six reais and thirty eight cents (R$ 36,414,106.38) corresponding to R$ 0.18 per common and preferred share. The shareholders listed in the shareholder registry as of April 30,2008 will be entitled to receive the dividends now approved and the Company’s shares will be traded “ex” dividends as of, and including, May 2, 2008. The dividends now approved will be paid on June 20, 2008, with no remuneration whatsoever, and will be imputed to mandatory dividends related to fiscal year 2008. The payment of dividends is resolved according to the quarterly intercalary dividends policy. It is important to note that the percentage of the net profits in each intercalary distribution, whether dividends or interest on stockholder’ capital, may vary and will be adjusted in every distribution, assuring to the shareholders the minimum dividend of 25% of the corporate year’s net profit (adjusted according to the Law 6.404/76, as amended) and to the Company’s Bylaws; it being certain that, if necessary, the Company, by the end of the fiscal year, will pay supplementary dividends. Adjournment and Drawing-up of the Minutes: After offering the floor to anyone who intended to make use of it, the meeting was adjourned for the time necessary for these minutes to be drawn-up, and these minutes were subsequently read, confirmed and signed by the chairman and secretary of the meeting. I hereby certify that the present instrument is a faithful copy of the minutes drawn-up in the proper book.

São Paulo, April 25, 2008.

Constantino de Oliveira Jr.	Henrique Constantino
Chairman	Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 25, 2008

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Richard F. Lark, Jr.
Name: Richard F. Lark, Jr. Title: Executive Vice President – Finance, Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.